February 27, 2007

Mail Stop 4561

Oren Rozenberg
Chief Executive Officer
Global Advance Corporation
Geva Street 13/10
Netanya, Jerusalem 42319 ISRAEL

   RE: **Global Advance Corporation**
      Registration Statement on Form SB-2
      Filed January 30, 2007
      File number 333-140320

Dear Mr. Rozenberg:

   We have limited our review of your filing to those issues we have addressed in our comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

  1. Please reformat the pages that are designated as pages 5 and 6 so that all of the information required by Item 501 of Regulation S-B appears on the cover page of the prospectus. Please note that you may wish to eliminate the table, but that you may omit the table to simplify the presentation.

Our Direct Public Offering, page 8

2. We note from the disclosure on pages 17 and II-1 that the estimated expenses of the offering
are approximately $25,000. Because the offering expenses will be at least 25% of the
offering proceeds you receive, please disclose the potential effect of the offering expenses
in the prospectus summary. Additionally, state that the offering expenses may exceed the
gross proceeds.

Our Business, page 20
Third-party Manufacturers, page 21

3. Please disclose any current discussions or other consideration being given to such
arrangements.

Intellectual Property, page 21

4. Please file a copy of the agreement with IdeaPlus concerning the acquisition of the
intellectual property for the two-pedal computer mouse.

Management's Discussion and Analysis or Plan of Operation, page 22

5. Please clarify the bases for your estimates to "construct a basic prototype of the proposed
product" and to "bring the product to market". We note that on page 21 you disclose that
you "have not yet approached or spoken with any such partners or licensees."

Management, page 25

6. Please disclose the occupation for Mr. Judah Steinberger from 2000 to 2002 when he
became employed by Yefe Nof.

Part II
Item 27. Exhibits, page II-3

7. We will review exhibits 3.1, 3.2, 3.3, and 10.1 when those documents are filed, and we may
have comments concerning the related disclosure at that time.

Item 26. Undertakings, page 28

8. Since it appears that Global Advance Corp. does not qualify for the use of Rule 430B,
please delete the undertakings included pursuant to Item 512(g)(1) of Regulation S-B.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

> the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3462 with any other questions.

              Sincerely,

              Mark P. Shuman
              Branch Chief – Legal

CC: Michael S. Krome
       8 Teak Court
       Lake Grove, NY 11755
       Facsimile number: (631) 737-8382